Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 28, 2014

DATE, TIME AND PLACE: On April 28, 2014 at 2:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Beginning the meeting, the Directors examined the financial statements for the period from January to March 2014 and subject to: (i) a favorable opinion of the Fiscal Council; and (ii) an unqualified report from the independent auditors.

Following due consideration, the Directors concluded as to the accuracy of all the examined documents, unanimously approving them and authorizing their publication, through submission to the Brazilian Securities and Exchange Commission - CVM , BM&FBOVESPA S.A. – Securities Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (the latter two both in the USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP),  April 28, 2014. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer